Short Form A (LinkedIn Request for WeFunder People)

300 character limit.

Hi {Name}, I saw you invested in a film on WeFunder and was hoping to pick your brain about my WeFunder film pitch. Would you be open to that? It'd be really helpful to know from your perspective what stands out, what is not needed, etc. Can I send you the link?

Short Form B (LinkedIn Request for WeFunder People)

Hi {NAME}! Hope all is fantastic. Reaching out to see if you would be interested in joining the Regression Movie team. We're a team of experienced, award-winning filmmakers launching our next horror film. Check out our Testing the Waters campaign here: https://wefunder.com/regressionthemovie

Long Form A - WeFunder Investor

Hi {NAME},

(personalize if a connect on LinkedIn) Thanks so much for connecting with me. I see that you've invested in films before on WeFunder and wanted to hear about your experience. (personalize to you): My name is Melissa Vitello, award-winning writer/director of 10+ years and co-founder of Mooncastle Films, a horror production company that centers women in story, cast, and crew in the horror genre.

My team and I have just launched our WeFunder "testing the waters" campaign for our next horror film. I wanted to know, what did you like about your experience investing in film? Are there elements on our page that draw your attention? What kind of updates did you like, or would you like to have seen, from your last film investment? We want our team of investors to have the best experience possible, this feedback would be really helpful!

This film is a high-concept, commercially mainstream story revolving around the underutilized topic of past life regression, and you can see our proof of concept here.

I'd love to hear your thoughts and keep this conversation going. Are you open to reviewing our pitch?

Hope all is well!

Warmly,
{NAME}

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Long Form B -WeFunder Investor

Hi {NAME},

(personalize if a connect on LinkedIn) Thanks so much for connecting with me. I'm an award-winning filmmaker and I've just launched my newest horror film on WeFunder. We're a female-led team telling a unique, high concept thriller about Past Life Regression hypnotherapy. I'm reaching out to invite you to our team!

Learn more about the film and the team on our [WeFunder "testing the waters" campaign](#) page!

Also wanted to send you a sneak peek of our [proof of concept](#).

Here are some highlights about the campaign and the project:

1. This team has completed over 10 feature films that have secured distribution and won awards in Best Picture and Best Director.
2. We have close connections with some of the top distributors in the indie genre scene such as XYZ, IFC Films, Shudder, and Dark Star Pictures.
3. Horror is regarded as one of the top ROI genres, performing well domestically and internationally.
4. Early Bird Investors receive better recoupment terms, find out more on our site.
5. With the current strikes in Hollywood, content will likely be scarce in 6-12 months, and we are positioned to offer a high-quality, unique film when demand is high.

Thank you for checking out our work.

Got any questions? I'm happy to chat here or we can hop on a call: https://calendly.com/regressionthemovie

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Long Form A - New to WeFunder

Hi {NAME},

(personalize) I hope you are well and enjoying your summer!

(personalize to you) (if cold): My name is Melissa Vitello, award-winning writer/director of 10+ years and co-founder of Mooncastle Films, a horror production company that centers women in story, cast, and crew in the horror genre.

It's great to e-meet you!

I'm reaching out to you today with some exciting news about one of my current developments, and I'm curious to see if this would be of interest to you.

My team and I have just launched our WeFunder campaign for a new horror film that I will be directing. This film is a high-concept, commercially mainstream story revolving around a freshtopic: past life regression. Check out theo proof of concept here.

If you don't know about WeFunder, it is a very structured and easy ot use fundraising platform for investors of all ranges to get involved with unique projects and share in the profit.

Here are some highlights about the campaign and the project:

1. This team has completed over 10 feature films that have secured distribution and won awards in Best Picture and Best Director.
2. We have close connections with some of the top distributors in the indie genre scene such as XYZ, IFC Films, Shudder, and Dark Star Pictures. We are able to introduce this project to them.

3. Horror performs well domestically and internationally and is regarded as one of the top ROI genres.
4. Early Bird Investors receive better recoupment terms, find out more on our site!
5. With the current strikes in Hollywood, this is a unique time to capitalize on independent film and help create content. Content will likely be scarce in 6 - 12 months, and we are positioned to offer a high-quality, unique film when demand is high.

In order to make this project to its highest potential, we are working towards raising $350k. We are currently in our "testing the waters" phase of this campaign, meaning we are gauging interest from investors on this project. No money pledged at this point will be committed until we have officially launched at which point you may confirm your pledge. We are sending you this VIP invite to join us first and reserve your spot to be part of this project with us!

Come join us to make a difference in the horror genre by elevating female voices, and share in a genre that has a high probability of profitability on a low budget and without needing A-list talent.

Are you interested in supporting this project? Please check out the campaign link here to learn more about this opportunity, and let me know what questions you have!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.